Exhibit (a)(11)

January 6, 2009

Via email

Dear Dilip

I am writing once again in a continuing effort to establish a basis for the settlement of our differences, in accordance with the suggestion of the Israeli Supreme Court.

We were disappointed that you have refused to agree to our earlier offers to (i) hold a meeting of the principals as promptly as practicable to negotiate a settlement,  (ii) hold a shareholder referendum on a merger at a price of Sun’s choosing, and (iii) engage in mediation as suggested by the Supreme Court.  Each of these proposals was intended to evidence a sincere desire on the part of our Board to bring this matter to a mutually satisfactory conclusion and the Board's willingness to endorse a merger at an appropriate price, rather than subject our shareholders to the possibility of becoming a locked-in minority in another Sun controlled entity.

You previously wrote, and publicly stated, that you would not engage in discussions with us in the absence of a counterproposal to your merger proposal of $9.50.  As you know, we believe your proposal woefully undervalues Taro.  Moreover, it is frankly hard for our Board to consider that price to be a realistic one, in light of (i) the $10.25 per share that you paid to Brandes for its minority interest last year, and (ii) the consistent position of Templeton, which holds nearly enough shares to block a merger all by itself, that it would not support a merger at this level.

Nevertheless, in an effort to respond to your request for a counterproposal to your $9.50 offer, our Board has authorized me to propose a merger price of $15 per share in cash.  We believe that a merger price at this level would have a reasonable prospect of obtaining a favorable shareholder vote, and our Board would be prepared to support it.

We look forward to your response and would be prepared to meet promptly to conclude a transaction at this price.  We also remain willing to pursue any of the other proposals we have previously made and which are enumerated above.  If you are interested in pursuing discussions of a merger, we would be prepared to join in seeking a short extension of the 30 day discussion period set by the Israeli Supreme Court.  We would also suggest that any further discussions proceed on a confidential basis, as originally agreed upon by our respective counsel.

Sincerely,

Barrie Levitt, M.D.
Chairman of the Board of Directors

cc:  Dr. Mark Mobius
      Mr. Carlos von Hardenberg